MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

August 10, 2018

VIA EDGAR

Keith Gregory

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:                           Supplemental Comments Letter

Pacific Funds Series Trust (“Registrant”)

(File Nos. 333-61366, 811-10385)

Dear Mr. Gregory:

This supplemental letter is being provided pursuant to our conversation of July 27, 2018, during which you provided an additional follow-up comment regarding Response #2 as provided in Registrant’s letter dated July 26, 2018, which in turn was in response to U.S. Securities and Exchange Commission staff (“Staff”) comments on Registrant’s reply letter dated July 16, 2018 which responded to comments received from the Staff on post-effective amendment 143 to the registration statement of Registrant.  Set forth below is the Staff’s follow-up comment followed by Registrant’s response.

Comment:  With respect to the PF Multi-Fixed Income Fund, for the following sentence in the Principal Investment Strategies section — “A significant portion of the Fund’s assets will be invested in investment grade debt securities, a portion of which serves as collateral for the Fund’s derivative positions” — the Staff is requesting that Registrant clarify this sentence to state that the derivative positions in question are the total return swaps which are being utilized to gain exposure to the asset class representing the broad U.S. investment grade bond and U.S. inflation-indexed debt securities markets (as described earlier in this section).

Response:  Registrant will take this request into consideration when the Fund begins offering its shares or in connection with Registrant’s next annual registration statement update.

Pacific Funds – Supplemental Comments Letter

August 10, 2018

If you have any questions or further comments please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:                                Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Audrey L. Cheng, Esq., Pacific Life Insurance Company

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP